EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (No. 333-120836) on Form S-8 and in the Registration Statement (No. 333-192718) on Form S-4, of Northrim BanCorp, Inc. of our report dated February 28, 2014, relating to the consolidated balance sheets of Northrim BanCorp Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in this Annual Report on Form 10‑K of Northrim BanCorp, Inc. for the year ended December 31, 2013.
/s/ Moss Adams LLP

Bellingham, Washington
February 28, 2014